April 13, 2009

VIA EDGAR

Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549
Attn:  Rufus Decker

Re:	Synthetech, Inc. Form 10-K for the fiscal year ended March 31, 2008 Forms 10-Q for the periods ended June 30, September 30 and December 31, 2008 File No. 0-12992

Dear Mr. Decker:

This letter responds to your follow-up comment letter dated March 31, 2009 regarding Synthetech, Inc.'s SEC filings noted above.  In this letter we have recited the staff's comments in italicized type and have followed each comment with our response.

Form 10-Q for the period ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 26

1)
We reissue prior comments 10 and 11 from our letter dated March 16, 2009.  We note your response that you will address these comments commencing with your June 30, 2009 Form 10-Q.  Since you will be filing your March 31, 2009 Form 10-K before your June 30, 2009 Form 10-Q, we expect that you will address these comments starting with your March 31, 2009 Form 10-K.  Please show us in your supplemental response what the revisions to your MD&A will look like in response to prior comments 10 and 11.  Your supplemental response may use your December 31, 2008 MD&A discussion as an example to show us how you intend to revise your future filing disclosures.

Mr. Rufus Decker
April 13, 2009

The following are comments 10 and 11 from your comment letter dated March 16, 2009.

10.
We note your disclosure on page 30 regarding the current general economic conditions.  Please expand your MD&A to provide a discussion of recent economic events and its current and expected future impact on your operations, financial position and liquidity.  This disclosure should provide detailed information on your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and detailed forward looking information that will enable investors to understand your plans for achieving and maintaining continued profitability.  Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

Response:

We will expand our MD&A to discuss recent economic events to the extent relevant to our current and future operations, financial position and liquidity, as discussed in Comment 10, including additional disclosure regarding customers, our liquidity and any anticipated action by management.

As reflected in our existing disclosure and the risk factors included in the Report on Form 10-Q for the quarter ended December 31, 2008, we believe the biggest risks to our business from the recent economic and credit crises relate to (a) our customers, primarily their continued viability and ability to make and pay us for orders, and (b) our lender, primarily its ability to continue to access funds and relating to our cash management system.

Our general customer categories include mid-sized and major pharmaceutical companies, established biotechnology companies, emerging biotechnology companies, contract drug synthesis companies and, recently, medical device companies.  The current financial and economic environments have increased the general difficultly for emerging biotechnology companies in obtaining initial and additional funding to pursue their drug development projects.  As a result, we believe this category of customers will reduce their project portfolios and concentrate remaining cash on a smaller number of projects, which could adversely affect our revenues and operating results.  Emerging biotechnology companies represented approximately 8% of Synthetech’s revenue in fiscal 2009.  Recently, we have focused additional sales efforts on this customer category, and intend to continue to do so.  To illustrate historical changes in sales to our customers by category and to discuss the potential impact of the existing economic environment on them as relevant, we intend to include in the "Overview" portion of the MD&A section of our Annual Report on Form 10-K for the year ended March 31, 2009 a table and disclosure similar to that below:

Synthetech’s revenues are largely based on the status of individual customer projects and can vary significantly from period to period and by customer market category.  Approximate revenue by customer market category for the three most recent fiscal years was as follows:

 Mr. Rufus Decker
April 13, 2009

	For the Year Ended March 31,
	2009	2008	2007
Mid-size and major pharmaceutical	$
Established biotechnology
Emerging biotechnology
Contract drug synthesis
Medical device
Other
Total revenue	$

We believe the current economic downturn and related weakness of the world’s capital and credit markets has impaired the ability of some of our present and potential emerging biotechnology customers from obtaining additional funds to pursue their drug development projects.  In order to preserve cash, some emerging biotechnology companies are electing to terminate certain drug development projects and concentrate their resources on remaining projects with the highest probability of success.  Despite the difficult economic environment, we continue to receive new orders from emerging biotechnology customers and cannot presently determine if the economic environment will result in decreased revenues in fiscal 2010 from this customer market category.  Established biotechnology companies and pharmaceutical companies continue to turn to emerging biotechnology companies to develop new drugs.  We continue to focus sales efforts on this customer category.  For other customer market categories, we believe that future revenues are primarily dependent on the status of individual drug development projects or customer acceptance of a marketed product, more so than the present economic environment.

If, as a result of the recent difficult economic environment, certain of our customers are unsuccessful in generating sufficient revenue or are precluded from securing financing, they may reduce their purchases of our products or not be able to pay, or may delay payment of, accounts receivable that are owed to us.  In addition, the economic downturn may cause some of our customers to discontinue operations.  Any inability of current or future customers to continue to purchase products or to pay us for purchased products would adversely affect our results of operations and cash flow.

 Mr. Rufus Decker
April 13, 2009

We do not believe the current difficulties in the credit markets will have an immediate or significant unfavorable impact on our liquidity.  Our term debts do not mature for more than two years and our line of credit matures in September 2010.  None of our debt agreements contain financial covenants.  We had no borrowings under our line of credit as of March 31, 2009.  We address any anticipated potential negative impact on our cash position and liquidity as a result of the economic environment in our response to Comment No. 11 below.

Other than adding the table and related customer disclosure described above and making the changes noted in our response to Comment No. 11 below, we do not currently anticipate making any other significant changes to our MD&A disclosure for our Annual Report on Form 10-K for the year ended March 31, 2009.

11.
Your disclosures on page 28 indicate that you fund your operations from your existing cash and cash equivalents, cash flow from operations, borrowings under your credit facility and a customer's advance of $2.0 million in January 2009.  Please further enhance your disclosures in future filings to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources.  Please describe how you determined that remaining availability under the credit facility will continue to be sufficient to meet your needs.

Response:

In future filings we will discuss significant changes in our expected sources and uses of cash from period to period and the impact of these changes on our liquidity and capital resources, including addressing factors mentioned below in this response to the extent relevant in assessing period to period changes.

As noted in our periodic SEC reports, revenue and related operating results can be volatile from period to period, which is not unusual for our industry.  Recently our primary sources of cash have included funds generated from operations, borrowings under our $2.0 million line of credit and under term loans and, to a limited extent, advances from customers.  Our primary cash uses are to fund operations and, to a lesser extent, for capital projects.  Due to negative cash flow or limited cash on hand to fund operations at times in the past, in order to fund our operations we have relied upon advances under our line of credit, term loans and, with respect to the quarter ended March 31, 2008, a large customer advance.  Recent positive cash flow enabled us to pay off all outstanding amounts under our line of credit, which matures in September 2010, and we have produced and shipped the customer product subject to the recent large customer advance.  Our term debt facilities mature in our fiscal year ending March 31, 2011.

In our future periodic SEC filings, we intend to continue to discuss our cash position, backlog, outstanding loan balances and availability under our line of credit.  To the extent we are aware of cash needs that will require additional financing, we intend to disclose those needs.

Mr. Rufus Decker
April 13, 2009

In assessing internally our ability to fund our near term liquidity requirements, we will continue to consider primarily our cash position, projected cash flow (to the extent we are able to forecast results internally on a reasonable basis) and availability under our line of credit (as well as the expected ability of our lender to advance funds under the facility).  We also intend to discuss any need to seek customer advances or any debt or equity financings to meet our liquidity needs.  Based on our most recent assessment, including that we currently have no outstanding amounts under our line of credit and believe our lender will be able to advance funds upon any request by us under the facility, we concluded that we would have sufficient liquidity to meet our short term needs.

As requested, we expect the "Liquidity and Capital Resources" section of our MD&A for the year ended March 31, 2009 to include substantially the following disclosure, subject to any subsequent developments:

The downturn in the economic environment and resulting difficulties in the credit markets did not have a significant unfavorable impact on Synthetech’s business and resulting cash flows in fiscal 2009.  However, the amount and availability of our cash inflows is affected by the timing, pricing and magnitude of orders for our products. As discussed in the "--Overview" section above, we are currently unable to determine if the difficult economic environment will have a significantly unfavorable impact on Synthetech’s fiscal 2010 operations and resulting cash flows.

As noted above, for fiscal 2009, our primary sources of cash included funds generated from operations, borrowings under our $2.0 million line of credit and under term loans, and a $2.0 million customer advance in January 2009.  Our primary cash uses are to fund operations and, to a lesser extent, for capital projects.  Due to limited cash on hand to fund operations, during fiscal 2009 we relied upon advances under our line of credit, term loans and, with respect to the quarter ended March 31, 2008, the customer advance.  Positive cash flow for fiscal 2009 enabled us to pay off all outstanding amounts under our line of credit, which matures in September 2010, and we have produced and shipped customer product subject to the recent large customer advance.  Currently, we do not anticipate a need to enter into additional debt facilities, but may do so as needs arise or to provide flexibility for working capital purposes.  From time to time, we may also explore options to refinance our existing term debt borrowings.

As noted above, as of March 31, 2009 we had $xxx of cash and cash equivalents, $x.x million of accounts receivable, no outstanding borrowings under our line of credit, and our backlog was $x.x million.  As noted above, our term debt facilities mature in our fiscal year ending March 31, 2011.  Based on these items and other assessments by management, we believe that our existing cash and cash equivalents, anticipated availability under our line of credit facility, and any funds generated from operations will be sufficient to support our operations for the next twelve months.  However, any projections of future cash needs and cash flows are subject to substantial uncertainty.  There can be no assurance that current cash and cash equivalent balances and any proceeds that may be available under our line of credit facility or any funds generated from operations or from other sources will be sufficient to satisfy our liquidity requirements.

 Mr. Rufus Decker
April 13, 2009

Synthetech's current lender is a finance company that receives its liquidity and lending capacity from bank borrowings.  If, as a result of the recent difficulties in the credit markets or otherwise, our lender is unable to borrow funds from its banks, then our ability to borrow under our line of credit with the lender or refinance our term debt if needed would be impaired.  In addition, we are subject to a cash management system as part of our credit facility arrangement pursuant to which most or all of our cash flows to accounts controlled by our lender.  If the current economic difficulties or other factors were to affect the continued viability of our lender, our access to cash subject to this system could be harmed.  We currently do not believe our lender will not remain viable.

If existing sources of liquidity are insufficient, we may need to seek additional loans, customer advances or debt or equity financing to satisfy our liquidity requirements, which we may be unable to obtain on favorable terms or at all, or to sell assets or further reduce the size of our operations or discontinue our operations.  We anticipate that we will require additional capital, which may be substantial, to implement certain elements of our growth strategy, although we have not yet determined the amount or timing of such additional funding.  We may not be able to obtain required financing to implement our growth strategy.  Any financing Synthetech obtains may dilute the ownership interests of our shareholders or increase our leverage and interest expense.

*  *  *  *

We acknowledge that:
  We are responsible for the adequacy and accuracy of the disclosure in our filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to our filings; and
  We may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*  *  *  *

 Mr. Rufus Decker
April 13, 2009

If you have any questions regarding this letter, please contact me at (541) 812-6035.

Very truly yours,

/s/ Gary Weber
Gary Weber
Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Secretary
Synthetech, Inc.